BIOLASE, Inc.

4 Cromwell

Irvine, California 92618

October 23, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mary Beth Breslin
Christine Westbrook

Re:	Registration Statement on Form S-1 (Registration No. 333-233629)

Ladies and Gentlemen:

Reference is made to the above-captioned Registration Statement initially filed by BIOLASE, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on September 5, 2019 (as amended, the “Registration Statement”). Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Registration Statement be accelerated to Thursday, October 24, 2019, at 4:30 p.m. (Eastern Time) or as soon thereafter as may be practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

[Signature page follows]

Please contact Beth E. Berg of Sidley Austin LLP at (312) 853-7443 with any questions regarding the foregoing and to confirm the effectiveness of the Registration Statement.

Very truly yours,

BIOLASE, INC.

By:	/s/ Michael C. Carroll
	Name:	Michael C. Carroll
	Title:	Secretary

Acceleration Request Letter